UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Registrant’s name)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Election of Interim Chief Financial Officer

On August 28, 2023, the Board of Directors of Caravelle International Group terminated Xiaohui Wang as its Chief Financial Officer and appointed Dr. Guohua Zhang, who also serves as its Chief Executive Officer, as its interim Chief Financial Officer effective immediately. The company intends to promptly commence a search for a full-time chief financial officer. Biographical information about Dr. Guohua Zhang is contained in the company’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) CARAVELLE INTERNATIONAL GROUP

Date:	August 28, 2023

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Chief Executive Officer